John Hancock Investment Trust II

601 Congress Street

Boston, MA 02210-2805

October 1, 2009

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F. Street, NE

Washington, DC 02549

Attention: Brion R. Thompson, Esq.

Re:          John Hancock Investment Trust II — File No. 333-161763
Registration Statement on Form N-14 filed September 4, 2009

Dear Mr. Thompson:

We are writing to respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) conveyed in a telephone conversation on Tuesday, September 29, 2009 with respect to the registration statement (the “Registration Statement”) on Form N-14 of John Hancock Investment Trust II (the “Trust”), on behalf of John Hancock Small Cap Equity Fund (the “Acquiring Fund”), under the Securities Act of 1933, as amended (the “Securities Act”), filed with the SEC on September 4, 2009 pursuant to Rule 488 under the Securities Act.  The Registration Statement relates to the proposed reorganization of John Hancock Small Cap Fund (the “Acquired Fund”), a series of John Hancock Equity Trust (File Nos. 002-92548 and 811-04079), into the Acquiring Fund.

In response to the comments that we received from the Staff, we hereby respectfully submit the following responses.  We have, for the Staff’s convenience, summarized below the comments provided by the Staff, followed immediately by the Trust’s response.  Defined terms have the same meanings as used by the Trust in the Registration Statement.

Proxy Statement/Prospectus:

Comment 1:

On page 6, under the section entitled “Comparison of Fund Classes, Expenses and Distribution Arrangements — Comparison of Expenses,” the statement in the first sentence of the first paragraph, that the current total fund operating expenses of Class A, Class B and Class C shares of the Acquiring Fund (before waivers and reimbursements) are higher than those of the corresponding share classes of the Acquired Fund, is inconsistent with the operating expenses information in the fee tables that follow this paragraph.  Please ensure that the operating expenses information in this paragraph and in the fee tables are consistent.

Response 1:

The requested change will be made.  The first sentence of the first paragraph under “Comparison of Fund Classes, Expenses and Distribution Arrangements — Comparison of Expenses” will be revised to read as follows:

The hypothetical pro forma annual operating expenses of Small Cap Equity after the Reorganization for Class A, Class B, Class C, and Class I shares, both before and after expense waivers and reimbursements, are expected to be less than your fund’s current annual operating expenses (although the current net fund operating expenses of Small Cap’s Class A, Class B and Class C shares, after expense waivers and reimbursements, are lower than those of the corresponding share classes of Small Cap Equity).  (The Small Cap waivers and reimbursements are set to expire on February 28, 2010.)

Comment 2:

On page 19, under the section entitled “Further Information on the Reorganization — Tax Status of the Reorganization,” there are statements that the Acquired Fund: (a) will declare a distribution to shareholders; and (b) expects to sell a significant portion of its assets prior to the closing of the Reorganization, which could result in taxable gains to the Fund’s shareholders, as well as increased transaction costs.  Please add disclosure to this effect earlier in the proxy statement/prospectus as part of the discussion of the differences between of the Funds’ investment policies.

Response 2:

The requested disclosure will be made.  The following new disclosure will be added to the section entitled “Summary Comparisons of Acquired Fund to Acquiring Fund — Comparison of Funds’ Investment Objectives, Strategies and Policies”:

Dividend distribution and portfolio composition.  Prior to the closing of the Reorganization, the Acquired Fund will declare a distribution to shareholders that, together with all previous distributions, will have the effect of distributing to shareholders all of its investment company taxable income and net capital gains, if any.  In addition, JHA proposes to sell as much of Small Cap’s portfolio prior to the closing as is consistent with the treatment of the Reorganization as tax-free for federal income tax purposes.  Please see “Further Information on the Reorganization — Tax Status of the Reorganization” for a discussion of this dividend distribution and the costs and tax consequences associated with these portfolio transactions.

Comment 3:

With respect to the discussion of the Acquired Fund’s capital loss carryforwards on page 19 under the section entitled “Further Information on the Reorganization — Tax Status of the Reorganization,” please indicate whether all of the Acquired Fund’s carryforwards are available to offset taxable gains that the Acquired Fund may realize from the sale of portfolio securities.

Response 3:

We confirm that all of the Acquired Fund’s carryforwards are available to offset taxable gains that the Acquired Fund may realize from the sale of portfolio securities in accordance with the requirements of the Internal Revenue Code of 1986, as amended, as disclosed in the above referenced section of the proxy statement/prospectus.

Comment 4:

On page 21, under the section entitled “Further Information on the Reorganization — Additional Terms of the Agreement and Plan of Reorganization — Expenses of the Reorganization,” following the statement that the Board of Trustees of the Acquired Fund (the “Board”) took into account the estimated costs of the Reorganization in approving the Reorganization, please state whether the Board concluded that these costs were reasonable.

Response 4:

The Acquired Fund and Acquiring Fund both have the same investment adviser, John Hancock Advisers, LLC, and are, therefore, affiliated.  Accordingly, the Reorganization must meet the conditions of Rule 17a‑8 under the Investment Company Act of 1940, as amended.  As stated under “Board Evaluation and Recommendation,” and in accordance with Rule 17a-8, the Board determined that proposed Reorganization is in the best interests of Small Cap and that the interests of Small Cap’s shareholders would not be diluted as a result of the Reorganization.  In making these determinations, the Board considered a number of factors, including the estimated costs of the Reorganization.  As the Board made the findings required by Rule 17a-8, we respectfully decline to make the requested statement.

Statement of Additional Information:

Comment 5:

In the section entitled “Pro Forma Financial Information,” please disclose the following items:

•                     briefly describe the Reorganization;

•                     identify the full name of each Fund the first time it is used in this section; and

•                     disclose that the estimated costs of the Reorganization do not reflect the transaction costs that the Acquired Fund incurs in connection with selling the Acquired Fund’s portfolio securities in anticipation of the Reorganization.

Response 5:

The requested disclosures will be made.  The first paragraph under the section entitled “Pro Forma Financial Information” will be revised as follows:

The Board of Trustees of John Hancock Equity Trust (“Equity Trust”), on behalf of John Hancock Small Cap Fund (the “Acquired Fund”), has proposed that shareholders of the Acquired Fund approve an Agreement and Plan of Reorganization (the “Agreement”) between the Acquired Fund and John Hancock Small Cap Equity Fund (the “Acquiring Fund”).  Under the Agreement, the Acquiring Fund would transfer all of its assets to the Acquired Fund in exchange for corresponding shares of the Acquiring Fund (the “Reorganization”).  The Reorganization is intended to consolidate the Acquired Fund, managed by John Hancock Advisers, LLC (“JHA”) and sub-advised by Lee Munder Capital Group, LLC, with a similar fund advised by JHA and sub-advised by MFC Global Investment Management (U.S.), LLC.

In addition, the following sentence will be inserted immediately following the first sentence of the last paragraph of this section:

These costs do not include costs incurred in connection with selling the Acquired Fund’s portfolio securities in anticipation of the Reorganization.

_____________________________________________________

The Staff requested that the Trust provide the following representations in its response to the Staff comments:

In connection with the Registration Statement, the Trust acknowledges that:

1.             The Trust is responsible for the adequacy and accuracy of the disclosure in the Registration Statement;

2.             Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the Registration Statement; and

3.             The Trust may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

* * * * *

The Fund intends to file a definitive copy of the proxy statement/prospectus reflecting the above responses to the Staff’s comments as soon as practicable following effectiveness of the Registration Statement on October 5, 2009.  Thank you for your prompt attention to these matters.  We hope that these foregoing responses adequately address the comments.  If you have any questions, please do not hesitate to contact me at (617) 663-4324.

Sincerely,

/s/ Nicholas J. Kolokithas

Nicholas J. Kolokithas

Assistant Secretary

John Hancock Investment Trust II